SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

American Tower Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

029912 201

(CUSIP Number of Class of Securities)

(Underlying Class A Common Stock)

William H. Hess, Esq.

Executive Vice President, General Counsel, and Secretary

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Stanley Keller, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 239-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$101,030,347	$10,810.25

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,923,002 shares of Class A Common Stock of American Tower Corporation having an aggregate value of $101,030,347 will be exchanged pursuant to offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $107 per million of the transaction valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a voluntary option amendment program being offered (the “Offer”) by American Tower Corporation (the “Company”) to permit its eligible employees (including members of its Board of Directors) to amend certain options that have been granted under the Amended and Restated American Tower Systems Corporation 1997 Stock Option Plan (as amended, the “1997 Stock Plan”) (i) that have been determined by the special committee of the Company’s Board of Directors to have exercise prices per share that were less than the fair market value per share of the Class A common stock underlying the option on the option’s legal grant date, (ii) any portion of which was unvested as of December 31, 2004, (iii) that are outstanding as of the last date on which the Offer remains open for acceptance, and (iv) that are held by employees or Directors of the Company who are subject to taxation in the United States (“Eligible Options”).

Eligible participants may elect to (i) amend Eligible Options to increase the exercise price to be equal to the fair market value of a share of the Company’s Class A common stock on the deemed grant date, and (ii) receive a cash payment with respect to such amended options equal to the difference between the new exercise price of the amended option and the original exercise price of each unexercised option, less applicable tax withholding. The cash payments will by paid in early January 2007. Directors, executive officers and certain other specified officers of the Company are not eligible to receive any cash payments in the Offer, but are eligible to amend their Eligible Options.

Amendment of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend Certain Options, dated November 29, 2006, (ii) the related memorandum from Jim Taiclet, dated November 29, 2006, (iii) the Election Form, and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively. An “eligible participant” refers to all current employees or Directors of the Company as of the last date on which this Offer remains open for acceptance who may participate in the Offer if they hold Eligible Options.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet and Questions and Answers” in the document entitled “Offer to Amend Certain Options” of the Company, dated November 29, 2006 (as amended from time to time, the “Offer to Amend”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is American Tower Corporation, a Delaware corporation. The address and telephone number of the Company’s principal executive offices is 116 Huntington Avenue, Boston, Massachusetts 02116, (617) 375-7500. The information set forth in the Offer to Amend under the caption “The Offer” in Section 10 (“Information concerning American Tower; Summary financial information”) is incorporated herein by reference.

(b) Securities. The subject class of securities to which this Tender Offer Statement on Schedule TO relates consists of the Eligible Options. As of November 29, 2006, options to purchase a total of 3,923,002 shares of Class A common stock are Eligible Options. The actual number of shares of Class A common stock subject to the amended options to be issued in the Offer will depend on the number of shares of such common stock subject to the unexercised options tendered by eligible participants. The information set forth in the Offer to Amend under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,”

and under the caption “The Offer” in Section 2 (“Number of options and amount of Option Consideration; expiration date”), Section 6 (“Acceptance of options for amendment and issuance of cash payments and amended options”) and Section 9 (“Source and amount of consideration; terms of amended options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Amend under the caption “The Offer” in Section 8 (“Price range of shares underlying the options”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference. The Company is both the “filing person” and the “subject company”. The information set forth in the Offer to Exchange under the caption “The Offer” in Section 11 (“Interests of Directors and executive officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms. The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers,” and under the caption “The Offer” in Section 1 (“Eligibility”), Section 2 (“Number of options and amount of Option Consideration; expiration date”), Section 4 (“Procedures for electing to participate in this offer”), Section 5 (“Withdrawal rights and change of election”), Section 6 (“Acceptance of options for amendment and issuance of cash payments and amended options”), Section 7 (“Conditions of the offer”), Section 8 (“Price range of shares underlying the options”), Section 9 (“Source and amount of consideration; terms of amended options”), Section 12 (“Status of options amended by us in the offer; accounting consequences of the offer”), Section 13 (“Legal matters; regulatory approvals”), Section 14 (“Material United States federal income tax consequences”), and Section 15 (“Extension of offer; termination; amendment”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Amend under the caption “The Offer” in Section 11 (“Interests of Directors and executive officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Amend under the caption “The Offer” in Section 11 (“Interests of Directors and executive officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes. The Offer is being conducted for compensatory purposes as described in the Offer to Amend. The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in Section 3 (“Purpose of the offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Amend under the caption “The Offer” in Section 6 (“Acceptance of options for amendment and issuance of cash payments and amended options”) and Section 12 (“Status of options amended by us in the offer; accounting consequences of the offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Amend under the caption “The Offer” in Section 3 (“Purpose of the offer”) and Section 10 (“Information concerning American Tower; Summary financial information”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information set forth in the Offer to Amend under the caption “The Offer” in Section 9 (“Source and amount of consideration; terms of amended options”) and Section 16 (“Fees and expenses”) is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in the Offer to Amend under the caption “The Offer” in Section 11 (“Interests of Directors and executive officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Amend under the caption “The Offer” in Section 11 (“Interests of Directors and executive officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

ITEM 9.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations and Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS

(a) Financial Information. The information set forth in the Offer to Amend under the caption “The Offer” in Section 10 (“Information concerning American Tower; Summary financial information”) and Section 17 (“Additional information”), pages F-1 through F-68 of the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2005, and pages 1 through 35 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, is incorporated herein by reference. The Company’s earnings were not sufficient to cover its fixed charges for the years ended December 31, 2005 and 2004. The Company had an excess (deficiency) in earnings to fixed charges of $(133,464) and $(322,806) for the years ended December 31, 2005 and 2004, respectively, and $40,890 and $(97,939) for the nine months ended September 30, 2006 and September 30, 2005, respectively. For the purpose of this calculation, “earnings” consists of earnings (loss) from continuing operations before income taxes, minority interest, loss on equity method investments, fixed charges (excluding interest capitalized), and amortization of interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.

The Company’s book value per share was $10.46 as of September 30, 2006.

(b) Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Amend under the caption “The Offer” in Section 11 (“Interests of Directors and executive officers; transactions and arrangements concerning the options”) and Section 13 (“Legal matters; regulatory approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

(a)    (1)(a) Offer to Amend Certain Options, dated November 29, 2006.

(1)(b) Memorandum to Eligible Option Holders from Jim Taiclet, dated November 29, 2006.

(1)(c) Form of Election Form.

(1)(d) Form of Withdrawal Form.

(1)(e) Form of Addendum.

(1)(f) Form of Promise to Make Cash Payment.

(1)(g) Forms of Confirmation E-mails.

(1)(h) Forms of Reminder E-mail Communications to Employees.

(1)(i) Form of Amendment to Stock Option Agreements.

(1)(j) Employee Presentation Materials.

(1)(k) Excerpts from e-mail to employees dated November 29, 2006.

(b) None.

(d)    (1) The American Tower Systems Corporation 1997 Stock Option Plan, as amended.

(2) Form of Incentive Stock Option Agreement Pursuant to the American Tower Systems Corporation 1997 Stock Option Plan, as amended.

(3) Form of Nonqualified Stock Option Agreement Pursuant to the American Tower Systems Corporation 1997 Stock Option Plan, as amended.

(g) None.

(h) None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AMERICAN TOWER CORPORATION

BY:	/S/ BRADLEY E. SINGER
Bradley E. Singer Chief Financial Officer and Treasurer

Date: November 29, 2006

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(a)	Offer to Amend Certain Options, dated November 29, 2006.

(a)(1)(b)	Memorandum to Eligible Option Holders from Jim Taiclet, dated November 29, 2006.

(a)(1)(c)	Form of Election Form.

(a)(1)(d)	Form of Withdrawal Form.

(a)(1)(e)	Form of Addendum.

(a)(1)(f)	Form of Promise to Make Cash Payment.

(a)(1)(g)	Forms of Confirmation E-mails.

(a)(1)(h)	Forms of Reminder E-mail Communications to Employees.

(a)(1)(i)	Form of Amendment to Stock Option Agreements.

(a)(1)(j)	Employee Presentation Materials.

(a)(1)(k)	Excerpts from e-mail to employees dated November 29, 2006.

(d)(1)	The American Tower Corporation 1997 Stock Option Plan, as amended.

(d)(2)	Form of Incentive Stock Option Agreement Pursuant to the American Tower Corporation 1997 Stock Option Plan, as amended.

(d)(3)	Form of Nonqualified Stock Option Agreement Pursuant to the American Tower Corporation 1997 Stock Option Plan, as amended.